Exhibit 11

NVR, Inc.

Computation of Earnings Per Share

(in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
		2003	2002	2003	2002
1.	Net income	$95,092	$83,830	$182,898	$160,543

2.	Average number of shares outstanding	7,124	7,341	7,101	7,369

3.	Shares issuable upon exercise of dilutive options and deferred compensation payable in shares of NVR common stock, based on average market price	1,601	2,081	1,612	2,044

4.	Average number of shares and share equivalents outstanding (2 + 3)	8,725	9,422	8,713	9,413

5.	Basic earnings per share (1/2)	$13.35	$11.42	$25.76	$21.79

6.	Diluted earnings per share (1/4)	$10.90	$8.90	$20.99	$17.05

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